Exhibit 6.7

CONSULTING AGREEMENT

Duke Robotics, Inc. ("Company") hereby agrees to employ the consultant named below (the "Consultant") to perform the consulting or advisory services described herein and on the terms and conditions set forth herein. The terms and conditions attached hereto are a part of this agreement.

Name of Consultant:	Erez Nachtomy Consulting Services Ltd. a company registered in Israel and fully controlled by Mr. Erez Nachtomy, with office address at 86 Pinchas Rosen, Tel Aviv, Israel.
Date of this agreement:	August 15, 2016
Description of the services to be performed by Consultant (the "Services"):	Responsibilities include strategic planning, guidance regarding sales and marketing, operational improvements and product development, M&A transactions and capital raising.
Estimated time agreed to be devoted by Consultant in the performance of Services:	An average of at least 10 (ten) hours per week or 40 (forty) hours per month for the duration of the consulting agreement.
Cash compensation:

US$3,800 (three thousand and eight hundred) per month (exclusive of VAT or similar tax) for each of the months covered by this consulting agreement, payable monthly upon receipt of an invoice for the month.

Duration of the Consulting Agreement	Effective as of successful close of the offering for a 12 month period, to be automatically renewed for similar additional periods, unless terminated by the Company or the Consultant with at a 90 days' notice, which will come into effect at the end of the current period.

CONSULTANT:

Erez Nachtomy Consulting Services Ltd.	Duke Robotics, INC.

/s/ Erez Nachtomy	By:	/s/ Raziel Atuar
Signature of Consultant		CEO

Address:	86 Pinchas Rosen
Tel Aviv, Israel, 6951413

Personal email address: erez.nachtomy@gmail.com